

Mail Stop 3561

August 7, 2018

Luca D'Agnese
Chief Executive Officer
Enel Américas S.A.
Santa Rosa 76, Piso 15
Santiago, Chile

      Re: **Enel Américas S.A.**
             Form 20-F for the Fiscal Year Ended December 31, 2017
             Filed April 30, 2018
             File No. 1-12440

Dear Mr. D'Agnese:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                           Sincerely,

                           Jim Allegretto

                           Jim Allegretto
                           Senior Assistant Chief Accountant
                           Office of Consumer Products